Filed Pursuant to Rule 424(b)(5).
Registration Statement No. 333-145976
A filing fee of $139,500, calculated in accordance with
Rule 457(r), has been transmitted to the SEC
in connection with the securities offered from the
registration statement (File No. 333-145976)
by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 11, 2007)

$2,500,000,000

$500,000,000 2.25% Notes due 2012

$1,000,000,000 3.50% Notes due 2014

$1,000,000,000 5.00% Notes due 2019

The 2012 Notes will bear interest at the rate of 2.25% per year, and mature on December 10, 2012.

The 2014 Notes will bear interest at the rate of 3.50% per year, and mature on December 10, 2014.

The 2019 Notes will bear interest at the rate of 5.00% per year, and mature on December 10, 2019.

Interest on the notes is payable on June 10 and December 10 of each year, beginning on June 10, 2010.

The notes will be unsecured and unsubordinated obligations of our company and will rank equal in right of payment with each other and with all our other unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2012 Note	Per 2014 Note	Per 2019 Note	Total
Public Offering Price	99.758%	99.855%	99.728%	$2,494,620,000
Underwriting Discount	0.250%	0.350%	0.450%	$9,250,000
Proceeds to BlackRock (before expenses)	99.508%	99.505%	99.278%	$2,485,370,000

Interest on the notes will accrue from December 10, 2009.

The underwriters expect to deliver the notes to purchasers on or about December 10, 2009, only in book-entry form through the facilities of The Depository Trust Company and its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V.

Joint Book-Running Managers

Barclays Capital	Citi	Credit Suisse	BofA Merrill Lynch

Co-Managers

Daiwa Securities America Inc.	Deutsche Bank Securities	HSBC	J.P. Morgan

Morgan Stanley	RBS	UBS Investment Bank	Wells Fargo Securities

December 7, 2009

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of that information.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part, the prospectus supplement, describes the specific terms of the notes we are offering and certain other matters relating to BlackRock, Inc. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. If the description of the notes in the prospectus supplement differs from the description in the prospectus, the description in the prospectus supplement supersedes the description in the prospectus. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

S-ii

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms “BlackRock,” “Company,” “we,” “our” and “us” refer to BlackRock, Inc. and its subsidiaries, unless otherwise specified.

BlackRock, Inc.

General

BlackRock, Inc. is the largest publicly traded investment management firm. BlackRock’s business focuses exclusively on investment and risk management services; we do not engage in proprietary trading or other activities that could conflict with the interests of our clients. Our business is global – we invest in capital markets throughout the world, we have employees in 24 countries, and we serve institutional and retail investors in more than 100 countries. Our institutional clients include defined benefit and defined contribution pension plans, endowments, foundations, charities and other tax-exempt investors; corporate, municipal and other treasurers; sovereign wealth funds and other official institutions; and insurance companies, banks and other financial institutions. We also manage money for retail and high net worth investors, including family offices. We work closely with our clients and their advisors to develop products and tailor solutions to meet their investment objectives consistent with their risk tolerances. We offer our investment products directly and through intermediaries in a variety of vehicles, including open-end and closed-end funds, iShares® exchange-traded funds, common and collective trusts and other pooled investment vehicles, and separate accounts. The products we offer are described briefly below. In general, our fees are structured as a percentage of assets under management (“AUM”). In certain cases, some or all of our fee is structured as a performance fee or share of earnings based on absolute returns or returns relative to a hurdle or benchmark. Our revenues fluctuate as a result of factors that affect the aggregate value of our AUM, including net new business, market returns (beta) and investment returns relative to market (alpha).

Products

BlackRock’s products include equity, fixed income, multi-asset class, alternative investment and cash management portfolios. BlackRock also offers risk management, investment analytic and investment system outsourcing and advisory services under the BlackRock Solutions® brand name.

Pro Forma Assets Under Management at September 30, 2009

The following tables present BlackRock’s AUM by asset class and client type as of September 30, 2009 on a pro forma basis to give effect to the acquisition of Barclays Global Investors (“BGI”) from Barclays Bank PLC (“Barclays Bank”).

($ in billions)	By Asset Class and Management Style
Equity
Index	$1,148
Active	290
Fixed Income
Index	386
Active	583
Multi-Asset Class	155
Alternative	108

Long-Dated	$2,670
Cash Management	355
Advisory	163

Total AUM	$3,188

($ in billions)	By Client Type
Institutional	$2,422
Retail	308
iShares	458

Total AUM	$3,188

Equity

Equity products include a variety of offerings designed to enable investors to access return opportunities in one or more developed, emerging or frontier markets, or in specific industry sectors and sub-sectors. Portfolio management teams employ disciplined investment and portfolio construction processes designed to achieve specified investment objectives. Equity portfolio managers manage long-only equity accounts, the equity portion of certain multi-asset products and equity hedge funds counted in alternative investment AUM.

•

Index and enhanced index products are most heavily constrained, and apply rigorous processes in order to replicate the performance of the related market index, while minimizing the effect of trading and other costs on investment returns.

•

Scientifically driven active equity portfolios seek to achieve returns in excess of the index by balancing return, risk and cost considerations. Significant proprietary research is undertaken to develop and systematically apply investment insights, ensure acceptable levels of tracking error, and minimize trading costs. While tracking error varies from low to medium, these strategies are model-driven and the level of manager discretion is low.

•

Fundamental equity products offer medium or higher levels of tracking error and feature a high degree of manager discretion over investment strategy. Experienced teams of portfolio managers, research analysts and traders are dedicated to these portfolios. Each team employs fundamental research, often in conjunction with quantitative screens, to inform their investment decisions. They also work closely with BlackRock’s Risk and Quantitative Analysis Group (“RQA”) to ensure that risk positions are deliberate and scaled appropriately.

Fixed Income

Fixed income products include strategies that invest in sovereign and local government debt, mortgage-backed, asset-backed and other structured securities, and corporate bonds. Portfolios can be managed relative to a market index, a duration (price risk) target or a client’s liabilities, and are often tailored to accommodate client-

specific objectives or constraints. BlackRock’s fixed income team manages long-only portfolios, the bond portion of certain multi-asset class mandates, and a variety of fixed income alternative investment products.

•

Index and enhanced index products are designed to replicate the performance of the related market index. A rigorous investment and portfolio construction process is used to ensure minimal tracking error, while seeking to limit transaction costs.

•

Model-based fixed income portfolios seek to consistently add value relative to the index and control performance volatility. To do so, the model-based fixed income team undertakes proprietary research and model development to identify and systematically apply investment insights. Real-time analysis of a wide array of risk measures is used to continuously assess potential impact on total return and adjust portfolio holdings as appropriate.

•

Fundamental fixed income strategies seek to achieve competitive investment returns through a disciplined investment process that focuses on sector rotation and security selection, while controlling duration exposures relative to the performance benchmark. The fundamental fixed income team is comprised of regional and sector specialists as well as credit and quantitative analysts. Portfolio managers work closely with RQA to monitor and manage risk, and are supported by extensive analytical tools and a shared research database that includes reports from both equity and credit analysts throughout BlackRock.

Multi-Asset Class

BlackRock manages a variety of products that invest in more than one asset class. These can be as straightforward as a balanced fund that is managed relative to a benchmark consisting of a fixed combination of broad equity and bond market indices (e.g., 60% S&P 500 and 40% Barclays Capital Aggregate Bond Index). A variety of asset allocation products are also offered, including strategic advice, global and tactical asset allocation portfolios, and target risk and target date funds, including the LifePath® portfolios offered to defined contribution plans, which invest in a dynamically adjusted mix of stocks and bonds over an investment horizon. The most complex multi-asset class assignments are fiduciary outsourcing mandates in which BlackRock assumes responsibility for pension plan management. These services require close collaboration with our clients to understand their objectives, as well as regulatory and other investment constraints, and to design and deliver a unified and cost-effective solution for managing the plan. These and other products are supported by BlackRock’s Multi-Asset Class Solutions team, which includes portfolio managers, quantitative analysts, investment strategists, research analysts, economists and actuaries.

Alternative Investments

BlackRock’s alternative investment offerings include real estate, funds of funds, single-strategy hedge funds, and distressed, opportunistic and other absolute return strategies. Our alternative investment strategies are designed to provide enhanced returns with the same or less risk as the broad equity and bond markets or returns with low correlations to the broad equity and bond markets. In many cases, these strategies employ actual or structural leverage in an effort to enhance returns. These products are often structured with a performance fee. BlackRock also invests alongside clients in many of these products to further evidence our alignment of interest. These coinvestments are held on balance sheet and substantially all are marked to market.

•

BlackRock’s Real Estate Group manages real estate debt and equity strategies investing in U.S., European, Australian and Asian markets. Equity products include core, value-added and opportunistic investments in commercial properties and multifamily housing. Debt strategies focus primarily on investment grade and high yield commercial real estate debt.

•	BlackRock’s Global Market Strategies Group manages global macro style strategies using a scientifically driven active investment process to capture excess returns in equity, fixed income,

currency and commodity markets. The group also manages long only and long/short commodity portfolios and active, dynamic, and static currency hedging strategies.

•

BlackRock Alternative Advisors, our fund of funds platform, offers private equity and hedge funds of funds and hybrid strategies. These products invest in, or coinvest with, funds and separate accounts offered by third party managers. Experienced teams utilize a disciplined manager research program and risk management framework to make investment decisions and construct portfolios designed to achieve attractive absolute returns over time.

•

BlackRock’s equity, fixed income and multi-asset class teams also manage a variety of hedge funds, as well as distressed and opportunistic strategies. These products permit use of shorting and generally employ leverage as well.

Cash Management

BlackRock offers a wide variety of cash management mandates to clients worldwide. Our leadership position reflects both a conservative investment philosophy and an array of choices available to investors. Products include money market funds and customized separate accounts in both taxable and tax-exempt strategies in multiple currencies, including U.S. dollar, Sterling and Euro. The acquisition of BGI from Barclays Bank significantly enhanced our growing non-U.S. cash management platform. We manage portfolios for individuals, corporate and municipal treasurers, as well as bank, hospital, and university operating funds. BlackRock is committed to a conservative investment style that emphasizes quality, liquidity, and superior client service through market cycles. Our disciplined approach is closely tied to rigorous credit risk management.

The Cash Management team also manages the cash we receive as collateral for securities on loan in other portfolios. Securities lending, which is offered as a potential source of incremental returns on equity and fixed income portfolios, is managed by a dedicated team, supported by quantitative analysis, leading-edge technology, and formalized risk management. Fees for securities lending can be structured as a share of earnings and/or a percentage of the value of the cash collateral. The value of the securities on loan is reported as AUM in the corresponding asset class. The value of the cash collateral is not included in reported AUM.

BlackRock Solutions

BlackRock provides a variety of risk management, investment analytic and investment system and advisory services under the BlackRock Solutions brand name to financial institutions, pension funds, asset managers, foundations, consultants, mutual fund sponsors, real estate investment trusts and government agencies worldwide. The BlackRock Solutions operating platform, Aladdin®, serves as the investment system for BlackRock and a growing number of sophisticated institutional investors. BlackRock Solutions also uses Aladdin to support risk management, investment accounting outsourcing, advisory services, including long-term portfolio liquidation assignments (reported as advisory AUM) and a variety of shorter-term engagements, such as valuation of illiquid assets, portfolio restructuring, workouts and dispositions. BlackRock also offers transition management services that leverage our trading expertise and scale and our risk management capabilities to help clients transition to a new investment strategy, while minimizing cost and risk.

Fees for BlackRock Solutions and advisory services may be structured as a fixed rate, a percentage of advisory AUM, performance fees based on contractual thresholds, or a combination of the foregoing. Demand for BlackRock Solutions services increased sharply in 2008 and 2009 in the face of extreme market dislocations. A substantial portion of the growth resulted from increased demand for advisory services that bring together the Company’s analytical, risk management and capital markets capabilities. During the recent period of market distress, our Financial Markets Advisory practice provided the holders of distressed assets with guidance on valuing, restructuring and managing their portfolios. Clients have included major public and private institutions around the world.

Recent Developments

Acquisition of Barclays Global Investors

On December 1, 2009, BlackRock completed its previously announced acquisition (the “Acquisition”) of BGI from Barclays Bank. In exchange for BGI, BlackRock paid approximately $6.65 billion in cash and issued 3,031,516 shares of BlackRock common stock, par value $0.01 per share (“Common Stock”), 26,888,001 shares of BlackRock Series B Convertible Participating Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and 7,647,254 shares of BlackRock Series D Participating Preferred Stock, par value $0.01 per share (“Series D Preferred Stock”), to Barclays BR Holdings S.à r.l.

Financing of the Acquisition

A portion of the cash purchase price for the Acquisition was financed with $3 billion in borrowings under our commercial paper program (the “Program”) under which we may issue unsecured commercial paper notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $3 billion. The Program is supported by an unsecured 364-day $2 billion revolving credit facility with Barclays Bank, as administrative agent and a lender, a group of lenders and Barclays Capital as sole lead arranger, sole lead bookrunner and syndication agent (the “2010 Credit Facility”), which matures on November 30, 2010. As of December 4, 2009, we had no borrowings outstanding under the 2010 Credit Facility. It is our intent to replace the Program over time with term borrowing, and as borrowing under the Program is replaced by term borrowing the availability under the 2010 Credit Facility will be permanently reduced in an equal amount. Pursuant to its terms, the 2010 Credit Facility will no longer be available to us after this offering.

Ownership of BlackRock After the Acquisition

As a result of the Acquisition, Barclays BR Holdings S.à r.l. owns approximately 3.0 million shares, or 4.8%, of our Common Stock, approximately 26.9 million shares of our Series B Convertible Participating Preferred Stock, and approximately 7.6 million shares of our Series D Participating Preferred Stock, or 27.2% of our outstanding preferred equity, representing in the aggregate a 19.8% economic interest in the Company. Bank of America Corporation owns approximately 2.3 million shares, or 3.7%, of our Common Stock and approximately 62.5 million shares of our Series B Preferred Stock, or 49.2% of our outstanding preferred equity, representing in the aggregate a 34.2% economic interest in our company. The PNC Financial Services Group, Inc. owns approximately 22.1 million shares, or 35.2%, of our Common Stock, approximately 17.9 million shares of our Series B Preferred Stock, approximately 2.9 million shares of our Series C Convertible Participating Preferred Stock, and approximately 3.6 million shares of our Series D Preferred Stock, or 19.2% of our outstanding preferred equity, representing in the aggregate a 24.5% economic interest in the Company.

The Offering

Issuer	BlackRock, Inc.

Securities Offered	$500,000,000 aggregate principal amount of 2.25% Notes due 2012 (the “2012 Notes”).

$1,000,000,000 aggregate principal amount of 3.50% Notes due 2014 (the “2014 Notes”).

$1,000,000,000 aggregate principal amount of 5.00% Notes due 2019 (the “2019 Notes”).

We use the term “notes” in this prospectus supplement to refer to the 2012 Notes, the 2014 Notes and the 2019 Notes.

Interest Rate

2012 Notes	2.25% per year.
2014 Notes	3.50% per year.
2019 Notes	5.00% per year.

Interest Payment Dates	June 10 and December 10 of each year, beginning June 10, 2010.

Maturity

2012 Notes	December 10, 2012.
2014 Notes	December 10, 2014.
2019 Notes	December 10, 2019.

Redemption of the Notes	The notes of each series may be redeemed prior to maturity in whole or in part at any time, at our option, at a “make-whole” redemption price. In the case of any such redemption, we will also pay accrued and unpaid interest, if any, to the redemption date. For more detailed information on the calculation of the redemption price, see “Description of the Notes—Optional Redemption of the Notes.”

Ranking	The notes will be unsecured and unsubordinated obligations of our Company and will rank equal in right of payment with each other and with all our existing and future unsecured and unsubordinated indebtedness. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our debt is “structurally subordinated” to all existing and future debt, trade creditors and other liabilities of our subsidiaries. Our rights, and the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. As of December 4, 2009, we had outstanding $700 million and $3.2 billion of unsecured long-term and short-term indebtedness, respectively, and $243 million in convertible debentures.

Covenants	The indenture includes requirements that must be met if we consolidate or merge with, or sell all or substantially all of our assets to, another entity.

Trustee	The Bank of New York Mellon.

Additional Notes	From time to time, without the consent of the holders of a series of the notes, we may issue additional debt securities having the same ranking and the same interest rate, maturity and other terms (except for the issue date, public offering price, and, in some cases, the first interest payment date) as that series of notes. Any additional debt securities having the same terms as a series of notes will constitute a single series of debt securities under the senior indenture with previously issued notes of that series.

Use of Proceeds	Net proceeds of this offering will be used to repay borrowings under our commercial paper program and for general corporate purposes. As of December 4, 2009, we had approximately $3 billion in borrowings outstanding under our commercial paper program, which had a weighted average interest rate (inclusive of issuance costs) of 0.22% and a weighted maturity of 37 days. Net proceeds of this offering that are in excess of approximately $2 billion will be used for general corporate purposes. The net proceeds of this offering, after deducting underwriting discounts, will be approximately $2.485 billion.

Denominations and Form	The notes will be book entry only and registered in the name of a nominee of The Depository Trust Company (“DTC”). Investors may elect to hold interests in the notes through Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in these systems, or indirectly through organizations that are participants in these systems. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Risk Factors	Investing in the notes of any series involves substantial risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 2 of the accompanying prospectus for a description of certain risks that you should consider before investing in the notes of any series.

Conflicts of Interest	Affiliates of some of our underwriters own our capital stock. Specifically, (i) affiliates of Barclays Capital Inc. own approximately 3.0 million shares, or 4.8%, of our voting common stock, approximately 26.9 million shares of our Series B Preferred Stock and approximately 7.6 million shares of our Series D Preferred Stock, or 27.2% of our outstanding preferred equity, representing in the aggregate a 19.8% economic interest in our company, and (ii) affiliates of Banc of America Securities LLC own approximately 2.3 million shares, or 3.7%, of our voting common stock and approximately 62.5 million shares of our Series B Preferred Stock, or 49.2% of our outstanding preferred equity, representing in the aggregate a 34.2% economic interest in our company.

The underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial lending, financial advisory and other services for us. They have received customary fees and expenses for these services. In particular, affiliates of each of the book running managers of this offering: Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC

and Banc of America Securities LLC are dealers under our $3.0 billion commercial paper program. In addition, affiliates of some of our underwriters are lenders under our $2.5 billion revolving credit facility maturing in 2012. Barclays Capital Inc. is the sole lead arranger, bookrunner and syndication agent under our 2010 Credit Facility maturing in November 2010 that is available solely to provide short term financing and support related commercial paper borrowing programs for a portion of the purchase price for our acquisition of Barclays Global Investors from affiliates of Barclays Capital Inc. Affiliates of each of the book running managers are the lenders under our 2010 Credit Facility. Pursuant to its terms, the 2010 Credit Facility will no longer be available to us after this offering.

As a result of 10% or greater ownership of our outstanding preferred equity by affiliates of each of Barclays Capital Inc and Banc of America Securities LLC, this offering is subject to, and will be conducted in compliance with, NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc. This offering will comply with NASD Rule 2720 as the notes are investment grade rated.

RISK FACTORS

Before you invest in the notes, you should carefully consider the following risks, as our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should also review the other risks contained in the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Risks Relating to the Offering and the Notes

The integration of the Barclays Global Investors business creates numerous risks and uncertainties that could adversely affect profitability.

The BGI business and personnel are in the process of being integrated with our previously existing business and personnel. These transition activities are complex and we may encounter unexpected difficulties or incur unexpected costs including:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving expected synergies associated with the transaction;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	challenges in keeping existing clients and obtaining new clients, including potential conflicts of interest; and

•	challenges in attracting and retaining key personnel.

As a result, we may not be able to realize the expected revenue growth and other benefits that we hope to achieve from the transaction. In addition, we may be required to spend additional time or money on integration that would otherwise be spent on the development and expansion of our business and services.

Our indebtedness could limit cash flow available for our operations, could adversely affect our ability to service debt or obtain additional financing if necessary, or reduce our flexibility in planning for, or reacting to, changes in the market.

As of December 4, 2009, we had outstanding $700 million and $3.2 billion of unsecured long-term and short-term indebtedness, respectively, and $243 million in convertible debentures. Our indebtedness could limit our flexibility in planning for, or reacting to, changes in the market in which we compete. Although we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service, capital expenditures and cash dividend payments, there can be no assurance that our cash flow from operations will be sufficient to service our debt, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance our debt.

The notes are obligations exclusively of BlackRock, Inc. and not of our subsidiaries and payment to holders of the notes will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes are not guaranteed by any of our subsidiaries. As a result, liabilities, including indebtedness or guarantees of indebtedness, of each of our subsidiaries will rank effectively senior to the indebtedness represented by the notes, to the extent of such subsidiary’s assets. In addition, the indenture governing the notes does not restrict the future incurrence of liabilities or issuances of preferred stock, including unsecured indebtedness or guarantees of indebtedness, by our subsidiaries.

The notes will be effectively junior to secured indebtedness that we may issue in the future.

The notes are unsecured. Holders of any secured debt that we may issue in the future may foreclose on the assets securing such debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt, including the notes. Holders of our secured debt also would have priority over unsecured creditors in the event of our bankruptcy, liquidation or similar proceeding. As a result, the notes will be effectively junior to any secured debt that we may issue in the future.

There is no public market for the notes, which could limit their market price or your ability to sell them.

We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes, or the price at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Unaudited)

On December 1, 2009, BlackRock, Inc. (“BlackRock”) acquired from Barclays Bank PLC (“Barclays”) all of the outstanding equity interests of subsidiaries of Barclays conducting the business Barclays Global Investors (“BGI”) in exchange for capital shares valued at $8.53 billion and $6.65 billion in cash, both of which are subject to certain adjustments.

The unaudited pro forma condensed combined statements of income and explanatory notes of BlackRock set forth below for the nine months ended September 30, 2009 and the year ended December 31, 2008 give effect to the acquisition of BGI accounted for as a purchase business combination, as if the acquisition occurred on January 1, 2008.

The unaudited pro forma condensed combined statement of financial condition at September 30, 2009 set forth below gives effect to the acquisition of BGI assuming the transaction was consummated at September 30, 2009.

The unaudited pro forma condensed combined statements of income are provided for informational purposes only and do not purport to reflect the results of BlackRock’s operations had the transaction actually been consummated on January 1, 2008. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data. The pro forma combined provision for income taxes may not represent the amounts that would have resulted had BlackRock and BGI filed consolidated income tax returns during the periods presented.

The purchase accounting adjustments within these pro forma condensed combined financial statements are based on estimates and assumptions and therefore are subject to revision. Final balances delivered at the December 1, 2009 closing may be significantly different than the September 30, 2009 balances used solely for the purposes of developing this pro forma information. In addition, as management receives additional information its analysis of the fair value measurements of certain acquired assets and assumed liabilities could be materially different.

BlackRock, Inc.

Pro Forma Condensed Combined Statement of Financial Condition

September 30, 2009

(Dollars in millions)

(unaudited)

			Pro Forma Adjustments
	BlackRock, Inc. As Reported	Barclays Global Investors (Historical)	Reclasses and Eliminations		Additional Equity and Debt Financing		Purchase Price Allocation		BlackRock, Inc. Pro Forma
Assets:
Cash and cash equivalents	$2,763	$2,347	$—		$5,500	E	($6,650)	G	$3,960
Accounts receivable	1,219	572	(15)	C	—		—		1,776
Due from related parties	91	84	—		—		—		175
Investments	1,041	80,074	(79,879)	C	—		—		1,236
Derivative assets	—	1,252	(1,252)	C	—		—		—
Separate account assets	3,536	113,335	—		—		—		116,871
Collateral held under securities lending and derivative agreements	—	22,449	—		—		—		22,449
Deferred mutual fund sales commissions, net	106	—	—		—		—		106
Property and equipment, net	250	202	68	B	—		(57)	F	463
Capitalized software development costs, net	—	68	(68)	B	—		—		—
Intangible assets, net	6,335	40	(40)	D	—		10,260	G	16,595
Goodwill	5,718	463	(463)	D	—		6,240	G	11,958
Deferred tax assets	—	712	(476)	A	—		—
			(236)	B	—		—		—
Other assets	321	75	—		—		—		396

Total assets	$21,380	$221,673	($82,361)		$5,500		$9,793		$175,985

Liabilities:
Accrued compensation and benefits	$584	$—	$734	B	$—		$—		$1,318
Accounts payable and accrued liabilities	712	964	(560)	B	—		—		1,116
Collateral liability under securities lending and derivative agreements	—	22,449	—		—		—		22,449
Due to related parties	107	11	16	B	—		—		134
Income distributable to participants from consolidated funds	—	25	(25)	C	—		—		—
Derivative liabilities	—	1,252	(1,252)	A	—		—		—
Income tax payable	—	274	(274)	B	—		—		—
Short-term borrowings	200	—	—		3,000	E	—		3,200
Convertible debentures	247	—	—		—		—		247
Long-term borrowings	696	30	(14)	A	—		—
			(16)	B	—		—		696
Separate account liabilities	3,536	113,335	—		—		—		116,871
Deferred tax liabilities	1,729	—	(132)	A	—		(32)	F
			(236)	B	—		3,899	G	5,228
Other liabilities	268	—	100	B	—		26	F	394

Total liabilities	8,079	138,340	(1,659)		3,000		3,893		151,653
Temporary equity	10	81,121	(81,121)	C	—		—		10
Total BlackRock, Inc. stockholders’ equity	13,060	2,212	922	A	2,500	E	(51)	F
			(503)	D	—		5,951	G	24,091
Nonredeemable non-controlling interests	231	—	—		—		—		231

Total permanent equity	13,291	2,212	419		2,500		5,900		24,322

Total liabilities, temporary equity and permanent equity	$21,380	$221,673	($82,361)		$5,500		$9,793		$175,985

See accompanying notes to condensed combined pro forma financial statements.

BlackRock, Inc.

Pro Forma Condensed Combined Statement of Income

For the nine months ended September 30, 2009

(Dollars in millions, except per share data)

(unaudited)

			Pro Forma Adjustments
	BlackRock, Inc. As Reported	Barclays Global Investors (Historical)	Reclasses and Eliminations		Purchase Price Allocation/ Financing Costs/Tax		BlackRock, Inc. Pro Forma
Revenue:
Investment advisory, administration fees and securities lending revenue	$2,562	$2,269	$(29)	1	$—
			27	2	—
			11	3	—		$4,840
Investment advisory performance fees	77	—	29	1	—		106
BlackRock Solutions and advisory	383	—	(15)	3	—
			(6)	4	—		362
Distribution fees	73	—	—		—		73
Broker commission revenue	—	24	(24)	1	—		—
Interest income from consolidated funds	—	289	(289)	2	—		—
Other revenue	61	66	24	1	—		—
			4	3	—		155

Total revenue	3,156	2,648	(268)		—		5,536

Expenses:
Employee compensation and benefits	1,185	930	8	1	—		2,123
Portfolio administration and servicing costs	371	—	8	1	—		379
Amortization of deferred mutual fund sales commissions	76	—	—		—		76
Professional services	—	293	(293)	1	—		—
Fees paid to related parties	—	37	(37)	1	—		—
Travel, entertainment and promotion	—	86	(86)	1	—		—
Systems development and production	—	54	(54)	1	—		—
Occupancy and equipment	—	91	(91)	1	—		—
Broker commission expense	—	4	(4)	1	—		—
Other expenses	—	21	(21)	1	—		—
General and administration	505	—	566	1	(13)	6	—
			(6)	4	(31)	8	1,021
Capital support from Barclays for certain BGI cash management funds	—	—	(1,162)	1	—		(1,162)
Restructuring charges	22	—	—		—		22
Amortization of intangible assets	108	—	4	1	—
			(4)	5	16	5	124

Total expenses	2,267	1,516	(1,172)		(28)		2,583

Operating income	889	1,132	904		28		2,953
Non-operating income (expense)	(24)	1,151	(1,162)	1	—
			14	2	(5)	7	(26)

Income before income taxes	865	2,283	(244)		23		2,927
Income tax expense	225	713	—		10	9	948

Net income	640	1,570	(244)		13		1,979
Less:
Net income (loss) attributable to non-controlling interests	21	248	(248)	2	—		21

Net income attributable to BlackRock, Inc.	$619	$1,322	$4		$13		$1,958

Earnings per share:
Basic	$4.58						$10.20
Diluted	$4.50						$10.07
Weighted-average shares outstanding:
Basic	131,481,677				37,566,771	10
					19,109,625	11	188,158,073
Diluted	134,001,799				37,566,771	10
					19,109,625	11	190,678,195

See accompanying notes to condensed combined pro forma financial statements.

BlackRock, Inc.

Pro Forma Condensed Combined Statement of Income

Year ended December 31, 2008

(Dollars in millions, except per share data)

(unaudited)

			Pro Forma Adjustments
	BlackRock, Inc. As Reported	Barclays Global Investors (Historical)	Reclasses and Eliminations		Purchase Price Allocation/ Financing Costs/Tax		BlackRock, Inc. Pro Forma
Revenue:
Investment advisory, administration fees and securities lending revenue	$4,232	$3,569	($93)	1	$—
			47	2	—
			25	3	—		$7,780
Investment advisory performance fees	177	—	93	1	—		270
BlackRock Solutions and advisory	406	—	(13)	3	—
			(8)	4	—		385
Distribution fees	139	—	—		—		139
Broker commission revenue	—	44	(44)	1	—		—
Interest income from consolidated funds	—	2,256	(2,256)	2	—		—
Other revenue	110	89	44	1	—
			(12)	3	—		231

Total revenue	5,064	5,958	(2,217)		—		8,805

Expenses:
Employee compensation and benefits	1,815	995	7	1	—		2,817
Portfolio administration and servicing costs	597	—	16	1	—		613
Amortization of deferred mutual fund sales commissions	130	—	—		—		130
Professional services	—	476	(476)	1	—		—
Fees paid to related parties	—	29	(29)	1	—		—
Travel, entertainment and promotion	—	159	(159)	1	—		—
Systems development and production	—	89	(89)	1	—		—
Occupancy and equipment	—	112	(112)	1	—		—
Broker commission expense	—	10	(10)	1	—		—
Other expenses	—	65	(65)	1	—		—
General and administration	745	—	909	1	—
			(1)	2	—
			(8)	4	(17)	6	1,628
Capital support from Barclays for certain BGI cash management funds	—	—	2,285	1	—		2,285
Restructuring charges	38	—	—		—		38
Amortization of intangible assets	146	—	8	1	—
			(8)	5	22	5	168

Total expenses	3,471	1,935	2,268		5		7,679

Operating income	1,593	4,023	(4,485)		(5)		1,126
Non-operating income (expense)	(577)	(1,895)	2,285	1	—
			(477)	2	(6)	7	(670)

Income before income taxes	1,016	2,128	(2,677)		(11)		456
Income tax expense (benefit)	387	68	—		(1)	9	454

Net income	629	2,060	(2,677)		(10)		2
Less:
Net income (loss) attributable to non-controlling interests	(155)	2,685	(2,685)	2	—		(155)

Net income attributable to BlackRock, Inc.	$784	($625)	$8		($10)		$157

Earnings per share:
Basic	$5.86						$0.83
Diluted	$5.78						$0.82
Weighted-average shares outstanding:
Basic	129,543,443				37,566,771	10
					19,914,652	11	187,024,866
Diluted	131,376,517				37,566,771	10
					19,914,652	11	188,857,940

See accompanying notes to condensed combined pro forma financial statements.

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

1. Barclays Global Investors Transaction

BlackRock acquired from Barclays Bank PLC (“Barclays”) all of the outstanding equity interests of subsidiaries of Barclays conducting the business of Barclays Global Investors (“BGI”) in exchange for an aggregate of 37,566,771 shares of BlackRock common stock and participating preferred stock, subject to certain adjustments, and $6.65 billion in cash, subject to certain adjustments (the “BGI Transaction”). The fair value of the 37,566,771 shares at closing, on December 1, 2009, was $8.53 billion, at a price of $227.08 per share, the closing price of BlackRock’s common stock on November 30, 2009.

The acquisition of BGI brings together market leaders in active and index strategies to create the preeminent asset management firm which will manage approximately $3.2 trillion on behalf of institutional and retail investors worldwide. The combined firm’s products will include equities, fixed income, cash management, and alternatives and will offer clients diversified access to global markets through separate accounts, common trust funds, mutual funds, ETFs, hedge funds, and closed-end funds. The following tables present the mix of BlackRock’s combined assets under management as of September 30, 2009 by asset class and management style and the mix by client type.

By Asset Class and Management Style	% of total	By Client Type	% of total
Fixed Income		Institutional	76%
Active	18%	iShares	14%
Index	12%	Retail	10%

		Total	100%

Equity
Active	9%
Index	37%

MultiAsset	5%
Alternative	3%

Subtotal	84%
Liquidity	11%
Advisory	5%

Total	100%

All asset class and client type designations are subject to further review and reclassification.

The shares of common stock issued to Barclays pursuant to the BGI Transaction represented approximately 4.8% of the outstanding shares of common stock of BlackRock immediately following the closing of the transaction, and the total equity consideration represented approximately an aggregate 19.8% economic interest in BlackRock immediately following the closing of the transaction. Barclays generally is restricted from purchasing additional shares of BlackRock common or preferred stock if it would result in Barclays holding more than 4.9% of the total voting power of BlackRock or more than 19.9% of the total capital stock of BlackRock on a fully diluted basis. In addition, Barclays is restricted from transferring 100% of its BlackRock capital stock for one year after closing and 50% of its BlackRock capital stock for the next subsequent year, without the prior written consent of BlackRock.

The cash portion of the purchase price was funded through a combination of existing cash, issuance of short term debt and proceeds from the issuance of 19,914,652 capital shares, at a price of $140.60, to a group of institutional investors, including The PNC Financial Services Group, Inc. (“PNC”).

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

The BGI Transaction was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the transaction. The excess, if any, of the final purchase price over the fair value of assets acquired and liabilities assumed will be recorded as goodwill.

A summary of the estimated fair values of the assets acquired and liabilities assumed in this acquisition is as follows:

(Dollar amounts in millions)
Accounts receivable	$557
Due from related parties	84
Investments	195
Separate account assets	113,335
Collateral held under securities lending and derivative agreements	22,449
Property and equipment	213
Finite-life management contracts (intangible assets)	260
Indefinite-life management contracts (intangible assets)	9,000
Trade names / trademarks (indefinite-life intangible assets)	1,000
Goodwill	6,240
Other assets	75
Separate account liabilities	(113,335)
Collateral liability under securities lending and derivative agreements	(22,449)
Deferred tax liabilities	(3,499)
Other liabilities assumed	(1,291)

Total consideration, net of cash acquired	$12,834

Summary of consideration, net of cash acquired:
Cash paid	$6,650
Cash and cash equivalents acquired	(2,347)
Capital stock at fair value	8,531

Total cash and stock consideration	$12,834

Finite-life management contracts have a weighted-average estimated useful life of approximately 12 years and will be amortized on the straight-line method.

The purchase accounting adjustments within these pro forma condensed combined financial statements are based on estimates and assumptions and therefore are subject to revisions. Final BGI balances, including the cash and cash equivalents, investments and due to related parties balances, delivered at closing may be significantly different than the September 30, 2009 balances used solely for the purposes of developing this pro forma information. In addition, as management receives further information its analysis of the fair value measurements of the following acquired assets and assumed liabilities could be materially different:

•	due from related parties;

•	property and equipment;

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

•

intangible management contracts which were valued using preliminary June 30, 2009 assets under management (“AUM”) and assumptions and therefore the value of such contracts may change, primarily as the result of updates to AUM and those assumptions;

•	indefinite-life intangibles related to trade names / trademarks;

•	deferred income tax assets and deferred income tax liabilities;

•	goodwill which relates to the final excess, if any, of the final purchase price over the fair value of assets acquired and liabilities assumed; and

•	other liabilities which includes unrecognized tax benefits.

2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial condition at September 30, 2009 is based on the historical unaudited condensed consolidated statement of financial condition of BlackRock, as filed with the Securities and Exchange Commission (“SEC”) on Form 10-Q on November 6, 2009, and the condensed combined balance sheet of BGI included in the Form 8-K/A filed by BlackRock with the SEC on December 4, 2009. The pro forma statement of financial condition has been prepared as if the BGI Transaction had occurred on September 30, 2009, the date of the statement of financial condition.

BlackRock’s pro forma condensed statement of income for the year ended December 31, 2008 was derived from the Company’s consolidated statement of income for the year ended December 31, 2008, and the combined statement of income and other comprehensive income for BGI for the year ended December 31, 2008. BlackRock’s unaudited condensed consolidated pro forma statement of income for the nine months ended September 30, 2009 was derived from the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2009, which were filed with the SEC on Form 10-Q, and the unaudited condensed combined statement of income and other comprehensive income for BGI for the nine months ended September 30, 2009. The pro forma condensed combined statements of income have been prepared as if the BGI Transaction occurred on January 1, 2008.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations contained within BlackRock’s Form 10-Q, referenced above, and BlackRock’s Form 8-K (an update to the financial information in BlackRock’s annual report on Form 10-K for the year ended December 31, 2008) as filed with the SEC on September 17, 2009 as well as BGI’s audited annual combined financial statements, prepared in accordance with accounting principles generally accepted in the United States, for the year ended December 31, 2008 and unaudited condensed combined interim financial statements for the nine months ended September 30, 2009 and 2008 included in the Form 8-K/A filed by BlackRock with the SEC on December 4, 2009.

All significant accounts and transactions between BGI and BlackRock have been eliminated from the combined financial statements.

The following additional assumptions were made in deriving BlackRock’s pro forma condensed combined financial statements:

•

The fair value of BGI finite-life management contracts which consists primarily of separate accounts and custom segregated funds, approximates the Company’s estimated fair value of such assets at December 1, 2009.

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

•

The fair value of BGI indefinite-life management contracts which consist primarily of exchange traded funds, common and collective trusts and open-end funds, approximates the Company’s estimated fair value of such assets at December 1, 2009.

•	The fair value of acquired trade names/trademarks was determined using a royalty rate based primarily on normalizing marketing and promotion expenditures to develop and support the brands globally.

•	BlackRock’s estimated combined statutory tax rate for 2008 and 2009 is 38%. See Note 4 Pro Forma Adjustments—number 9.

•

There are a number of factors which can have an impact on BlackRock’s estimated post-merger effective tax rate, however, it is expected that this rate will be lower than its estimated post-merger statutory rate.

The unaudited pro forma condensed combined financial statements do not purport to be indicative of the actual financial position or results of BlackRock’s operations, or of BlackRock’s future financial position or results of operations, had BlackRock’s acquisition of BGI on December 1, 2009 actually been consummated on January 1, 2008. The pro forma adjustments reflecting the allocation of the purchase price of BGI on the unaudited pro forma condensed combined statement of financial condition and the effect thereof on pro forma adjustments to the unaudited pro forma condensed combined statements of income are based on preliminary estimates and are subject to finalization. The pro forma combined provision for income taxes may not represent the amounts that would have resulted had BlackRock and BGI filed consolidated income tax returns during the periods presented.

3. Earnings per Common Share

The pro forma combined basic and diluted earnings per share for the periods presented are based on the pro forma weighted-average number of shares of common stock of BlackRock during each applicable period.

Due to the similarities in terms between BlackRock series A, B, C and D non-voting participating preferred stock and the Company’s common stock, the Company considers each series of the non-voting participating preferred stock to be common stock equivalents for purposes of earnings per share calculations. As such, the Company has included the non-voting participating preferred stock in the calculation of average basic and diluted shares outstanding for the year ended December 31, 2008 and for the nine months ended September 30, 2009.

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

The following tables present the computations of pro forma basic and diluted earnings per share for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively:

	For the Year Ended
	December 31, 2008
(Dollars in millions, except per share data)	Basic	Diluted
Pro forma net income attributable to BlackRock, Inc. allocated to:
Common Shares	$154.5	$154.5
Participating RSUs	2.5	2.5

Pro forma total net income attributable to BlackRock, Inc.	$157.0	$157.0

Weighted-average common shares outstanding, as reported	129,543,443	131,376,517
Shares issued to Barclays	37,566,771	37,566,771
Shares issued to other equity investors	19,914,652	19,914,652

Pro forma weighted-average common shares outstanding	187,024,866	188,857,940

Pro forma earnings per share attributable to BlackRock, Inc. common stockholders	$0.83	$0.82

	For the Nine Months Ended
	September 30, 2009
(Dollars in millions, except per share data)	Basic	Diluted
Pro forma net income attributable to BlackRock, Inc. allocated to:
Common Shares	$1,920.0	$1,920.0
Participating RSUs	37.9	37.9

Pro forma total net income attributable to BlackRock, Inc.	$1,957.9	$1,957.9

Weighted-average common shares outstanding, as reported	131,481,677	134,001,799
Shares issued to Barclays	37,566,771	37,566,771
Shares issued to other equity investors	19,109,625	19,109,625

Pro forma weighted-average common shares outstanding	188,158,073	190,678,195

Pro forma earnings per share attributable to BlackRock, Inc. common stockholders	$10.20	$10.07

4. Pro Forma Adjustments

The pro forma condensed combined statement of financial condition has been prepared to reflect the acquisition of BGI for the aggregate consideration described in Note 1 (Barclays Global Investors Transaction) as if the transaction has been completed on September 30, 2009. Pro forma adjustments have been made:

A.	To eliminate BGI derivative liabilities, other tax liabilities and deferred tax assets related to capital support of certain cash management products and certain long-term borrowing liabilities not assumed or acquired by BlackRock in the transaction.

B.	To reclassify net capitalized software development costs, net deferred tax assets, accrued compensation and benefits, income tax payable and certain long-term borrowings to conform to BlackRock presentation.

C.

To reflect the deconsolidation of certain BGI sponsored cash management investment funds for which, upon close of the transaction, BlackRock will not be deemed to be the primary beneficiary of the funds

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

as obligations to cover certain losses of the funds are remaining with Barclays, resulting in a reduction to assets, liabilities, and non-controlling interests (temporary equity) of $81,146 million, $25 million, and $81,121 million, respectively. The deconsolidation of the funds has no impact on stockholders’ equity.

D.	To eliminate BGI pre-merger goodwill and intangible assets.

E.	To record financing adjustments related to the issuance of $3 billion of short term debt to finance the $6.65 billion cash purchase price consideration. The remainder of the consideration was financed via $2.8 billion of proceeds from issuance of equity, of which $300 million was issued prior to September 30, 2009, and $850 million of cash on hand.

•	See Pro Forma Adjustment 7 below for discussion on repayment of short term debt and issuance of long term debt.

F.	To record an $11 million fair value adjustment to the acquired property and equipment related to BGI internally developed technology offset by a $68 million fair value reduction related to a write-off of certain BGI capitalized software and to record a $26 million fair value adjustment to other liabilities related to certain acquired leases. For each adjustment a corresponding deferred tax adjustment was recorded.

G.	To record the elimination of BGI equity and to record the purchase price allocation of finite-life and indefinite-life intangible assets and a related deferred tax liability. The finite-life intangible assets will be amortized over the estimated useful lives which range from 11 to 13 years. In addition, to record the purchase consideration paid to Barclays comprised of $6.65 billion cash and $8.53 billion of capital stock associated with 37,566,771 capital shares valued at $227.08 per share. See purchase price allocation table in Note 1 (Barclays Global Investors Transaction) above.

The pro forma condensed combined statements of income have been prepared as if the transaction and financing had been completed on January 1, 2008. Pro forma adjustments have been made:

1.	To reclassify performance fees, broker commission revenue, professional services, fees paid to related parties, travel, entertainment and promotion, systems development and production, occupancy and equipment, broker commission expense, other expenses, amortization of intangibles of BGI and capital support expenses ($2.285 billion expense for the year ended December 31, 2008 and $1.162 billion gain for the nine months ended September 30, 2009) to conform to BlackRock’s presentation.

2.	To reflect the impact of deconsolidation of certain consolidated BGI sponsored cash management investment funds as Barclays will continue to have the capital support agreements after the transaction. See Pro Forma Adjustment C above.

3.	To reclassify BlackRock securities lending revenue from other revenue and to reclassify transition management revenue from BlackRock Solutions and advisory revenue.

4.	To eliminate an intercompany transaction between BlackRock and BGI.

5.	To eliminate BGI’s historical amortization of $8 million for the year ended December 31, 2008 and $4 million for the nine months ended September 30, 2009 of its intangible assets and to record the amortization of the acquired $260 million finite-life intangible assets on a straight line basis with a weighted-average estimated useful life of approximately 12 years.

6.	To record the amortization of the $11 million fair value adjustment to property and equipment with a weighted-average estimated useful life of 5 years offset by an elimination of amortization of

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

$19 million and $14 million for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, related to the $72 million fair value reduction adjustment related to a write-off of certain BGI capitalized software.

7.	To reflect interest expense related to $3 billion of debt financing to fund a portion of the $6.65 billion cash consideration paid to Barclays on December 1, 2009. At the close of the transaction, $3 billion of debt was incurred, composed of commercial paper with an estimated weighted-average interest rate (inclusive of issuance costs) of approximately 0.20%.

•

It is expected that after the close of the transaction, a portion of the $3 billion commercial paper issued will be repaid via proceeds from the issuance of a benchmark size offering of long-term debt.

•

An increase in the interest rate by 1% on $2 billion of debt results in a $20 million annual increase in the pre-tax interest expense within non-operating income (expense) on the pro forma condensed combined statement of income.

8.	To eliminate $31 million of BlackRock pre-merger transaction/integration costs in conjunction with the BGI transaction such as advisory, legal fees and consulting expenses which have been expensed as incurred by BlackRock in the nine months ended September 30, 2009.

9.	To record income tax expense for the pro forma adjustments using the estimated combined statutory tax rate of 38% for 2008 and 2009, referred to in Note 2 (Basis of Pro Forma Presentation) above.

10.	To adjust basic and diluted shares for stock issued to Barclays. Weighted-average basic shares outstanding for the period represents the sum of BlackRock pre-transaction average shares outstanding plus the 37,566,771 capital shares issued to Barclays plus 19,914,652 additional shares issued to other equity investors discussed in Pro Forma Adjustment 11 below. The 37,566,771 capital shares were assumed to be outstanding for the entire period.

11.	To adjust basic and diluted shares for stock issued to a group of institutional investors, including PNC. See Pro Forma Adjustment E above for the cash proceeds of the stock issuance. For 2008, 19,914,652 capital shares were assumed to be outstanding for the entire period. For 2009, 19,109,625 capital shares were assumed to be outstanding as 805,027 capital shares were previously included in BlackRock’s reported weighted-average shares outstanding for the nine months ended September 30, 2009.

5. Significant Non-Recurring Items in BGI’s Statement of Income

The BGI statements of income and other comprehensive income included the following:

•

A pre-tax expense of $2.285 billion for the year ended December 31, 2008 and a pre-tax benefit of $1.162 billion, for the nine months ended September 30, 2009 related to capital support of certain BGI cash management products are reflected on the BlackRock pro forma condensed combined statements of income. The liability related to such capital support has not been assumed in the transaction as it will remain with Barclays.

•

BGI’s tax expense for 2008 and for the nine months ended September 30, 2009 includes a non-recurring tax benefit of approximately $695 million and a tax expense of $355 million, respectively, related to the capital support.

•

A pre-tax non-operating gain/(loss) of ($33) million and $1 million for the year ended December 31, 2008 and the nine months ended September 30, 2009, respectively, related to valuation changes for certain investments that will not be acquired by BlackRock.

BlackRock, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(unaudited)

These expenses are not included as a pro forma adjustment as they are not directly attributable to the transaction.

Subsequent to the close of the transaction, BlackRock will incur additional transaction/integration costs over a period of up to one year as well as additional stock-based compensation related to grants of new awards, which may be material.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth selected financial data on a historical basis as of September 30, 2009, and for each of the nine months ended September 30, 2009 and 2008, and as of December 31, 2008, 2007 and 2006, and for each of the three years in the period ended December 31, 2008. Certain prior period amounts have been revised or reclassified to conform to current presentation. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed with the SEC on September 17, 2009, which updated the financial information in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2009, each of which is incorporated by reference herein.

The selected consolidated historical financial data as of September 30, 2009 and for the nine-month period ended September 30, 2009 was taken from our unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. The summary consolidated historical financial data for the nine-month period ended September 30, 2008 was taken from our unaudited condensed consolidated statement of income in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, which reflects the effects of the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), the provisions of which were required to be applied retrospectively. The summary consolidated historical financial data presented below as of December 31, 2008, 2007 and 2006 and for each of the three years in the period ended December 31, 2008 was derived from the selected financial data and the audited consolidated financial statements in our Current Report on Form 8-K, filed with the SEC on September 17, 2009, which updated the financial information in our Annual Report on Form 10-K for the year ended December 31, 2008.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(dollar amounts in millions)
Revenue
Investment advisory, administration, performance fees and securities lending fees	$2,650	$3,554	$4,434	$4,387	$1,847
BlackRock Solutions and advisory	368	263	393	190	145
Distribution fees	73	103	139	123	36
Other revenue	65	80	98	145	70

Total revenue	3,156	4,000	5,064	4,845	2,098

Expenses
Employee compensation and benefits	1,185	1,489	1,815	1,767	934
Portfolio administration and servicing costs	371	455	597	548	173
Amortization of deferred mutual fund sales commissions	76	97	130	108	30
General and administration	505	593	745	870	417
Fee sharing payment	—	—	—	—	34
Restructuring charges	22	—	38	—	—
Termination of closed-end fund administration and servicing arrangements	—	—	—	128	—
Amortization of intangible assets	108	111	146	130	38

Total expenses	2,267	2,745	3,471	3,551	1,626

Operating income	889	1,255	1,593	1,294	472

Total non-operating income (expense)	(24)	(165)	(577)	526	53

Income before income taxes and non-controlling interests	865	1,090	1,016	1,820	525
Income tax expense	225	394	387	463	188

Net income	640	696	629	1,357	337
Less: net income (loss) attributable to non-controlling interests	21	(36)	(155)	364	16

Net income attributable to BlackRock, Inc.	$619	$732	$784	$993	$321

	As of September 30, 2009	As of December 31,
		2008	2007	2006
	(dollar amounts in millions)
Balance Sheet:
Cash and cash equivalents	$2,763	$2,032	$1,656	$1,160
Investments	1,041	1,429	2,000	2,098
Goodwill and intangible assets, net	12,053	11,974	12,073	11,139
Total assets	21,380	19,924	22,561	20,470
Short-term borrowings	200	200	300	—
Convertible debentures	247	245	242	238
Long-term borrowings	696	697	697	3
Total liabilities	8,079	7,364	10,382	8,572
Redeemable non-controlling interests	9	266	29	235
Total BlackRock, Inc. stockholders' equity	13,060	12,069	11,601	10,789
Total non-redeemable non-controlling interests	231	225	549	874
Total permanent equity	13,291	12,294	12,150	11,663

Operating Data:
Total assets under management	$1,434,769	$1,307,151	$1,356,644	$1,124,627

USE OF PROCEEDS

Net proceeds of this offering will be used to repay borrowings under our commercial paper program and for general corporate purposes. As of December 4, 2009, we had approximately $3 billion in borrowings outstanding under our commercial paper program, which had a weighted average interest rate (inclusive of issuance costs) of 0.22% and a weighted maturity of 37 days. Net proceeds of this offering that are in excess of approximately $2 billion will be used for general corporate purposes. The net proceeds of this offering, after deducting underwriting discounts, will be approximately $2.485 billion.

EBITDA COVERAGE RATIOS

The following table sets forth calculations of the ratio of our total borrowings as of September 30, 2009 to annualized EBITDA for the nine months ended September 30, 2009, and the ratio of our EBITDA to interest expense for the nine months ended September 30, 2009. The columns below show (1) historic financial data for BlackRock for the nine months ended September 30, 2009 and the related EBITDA coverage ratios, (2) pro forma financial data that give effect to the Acquisition derived from our Pro Forma Condensed Combined Financial Statements included in this prospectus supplement, (3) adjustments to the pro forma financial data to eliminate the net benefit derived from capital support arrangements of certain BGI cash management products that we will not assume, (4) the pro forma financial data adjusted for the capital support adjustments, (5) estimated adjustments to the pro forma financial data relating to the offering, and (6) the adjusted pro forma financial data further adjusted for the offering adjustments and the related EBITDA coverage ratios. The pro forma data presented does not purport to be indicative of our actual or future financial results or EBITDA coverage ratios had the Acquisition and the offering actually been consummated on January 1, 2008.

	Nine Months Ended September 30, 2009
	(dollars in millions) (unaudited)
	BlackRock	Pro Forma	BGI Capital Support Adjustments(9)	Pro Forma - As Adjusted for BGI Capital Support Adjustments	Adjustments for the Offering(10)	Pro Forma - As Further Adjusted for the Offering
Net income attributable to BlackRock	$619	$1,958	$(807)	$1,151	$(46)	$1,105
Interest income(1)	(16)	(47)	—	(47)	—	(47)
Interest expense(2)	45	73	—	73	46	119
Income tax expense(3)	225	948	(355)	593	—	593
Amortization of intangible assets(4)	108	124	—	124	—	124
Other depreciation(5)	67	103	—	103	—	103

EBITDA(6)(7)	$1,048	$3,159	$(1,162)	$1,997	—	$1,997

Annualized EBITDA (7)(8)	$1,397	$4,212	—	$2,663	—	$2,663
Debt
Short-term borrowings	$200	$3,200	—	$3,200	$(2,000)	$1,200
Convertible debentures	247	247	—	247	—	247
Long-term borrowings	696	696	—	696	2,495	3,191

Total debt	$1,143	$4,143	—	$4,143	$495	$4,638

Total debt/Annualized EBITDA	0.8x					1.7x

EBITDA/Interest expense	23.3x					16.8x

(1)	Pro forma interest income includes $16 million and $31 million from BlackRock and BGI, respectively.
(2)	Pro forma interest expense includes $45 million and $23 million from BlackRock and BGI, respectively, plus a $5 million pro forma adjustment to reflect $3 billion of commercial paper financing to fund a portion of the transaction.
(3)	Pro forma income tax expense includes $225 million and $713 million from BlackRock and BGI, respectively, plus a $10 million pro forma adjustment based on an estimate of the combined statutory tax rate.
(4)	Pro forma amortization of intangible assets includes $108 million and $4 million from BlackRock and BGI, respectively, plus a $12 million pro forma adjustment to reflect the net increase to amortization related to acquired finite life intangible assets.
(5)	Pro forma other depreciation expense includes $67 million and $49 million from BlackRock and BGI, respectively, less a $13 million pro forma adjustment to reflect a net fair value reduction to certain acquired assets.
(6)	Includes BlackRock, Inc. non-recurring items and amortization of stock based compensation.
(7)	The above table includes non-GAAP financial measures and reconciles net income to EBITDA. “EBITDA” represents net income (loss) attributable to BlackRock before interest, taxes, depreciation and amortization. We also show EBITDA adjusted for certain items described in the table above. “Annualized EBITDA” presents nine month EBITDA on an annualized basis as described in footnote 8 below and as adjusted for certain items described in the table above. Other than in the BlackRock column (which is provided for comparison), these non-GAAP financial measures reflect certain adjustments in connection with the Acquisition and reflect the capital support adjustments described in footnote 9. We provide such non-GAAP financial measures with the belief that it will assist the investment community in properly assessing the performance of the Company in light of the Acquisition and the fact that the capital support arrangements described in footnote 9 remain with Barclays.

(8)	Annualized EBITDA represents EBITDA for the nine months ended September 30, 2009, divided by three to obtain a figure for one quarter, then multiplied by four to obtain the annualized figure. Annualized amounts may not be representative of results during the twelve month period ended September 30, 2009 had the Acquisition closed on October 1, 2008 or any other actual twelve month period of operations.
(9)	BGI results included a $1.162 billion pre tax ($807 million after tax) benefit related to capital support of certain BGI cash management products. The liability related to such capital support has not been assumed in the Acquisition as it will remain with Barclays. This item was not included as a pro forma adjustment in the pro forma financial statements contained in this prospectus supplement as it was not directly attributable to the Acquisition.
(10)	Interest expense adjustment is equal to the elimination of $23 million of BGI interest expense, as BGI debt will not be assumed by BlackRock in the Acquisition, offset by a $69 million increase in interest expense related to refinancing $2 billion of short-term to long-term borrowings and raising $500 million of long-term borrowings for general corporate purposes at a weighted average annual interest rate of 3.85%.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2009 on a historical basis, on a pro forma basis to give effect to the Acquisition, and on a pro forma, as adjusted basis, to give effect to the Acquisition, this offering and the application of the proceeds of this offering. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited consolidated financial statements and the related notes thereto contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the Commission and incorporated by reference in the accompanying prospectus and our pro forma condensed combined financial statements included in this prospectus supplement.

	As of September 30, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in millions)
Short-term borrowings:
Revolving credit facility	$200	$200	$200
Japanese Yen commitment-line	—	—	—
Commercial paper	—	3,000	1,000 (1)

Total short-term borrowings	200	3,200	1,200

2.625% Convertible Debentures due 2035	247	247	247

Long-term borrowings:
6.25% Notes due 2017	696	696	696
2.25% Notes due 2012, offered hereby	—	—	499
3.50% Notes due 2014, offered hereby	—	—	999
5.00% Notes due 2019, offered hereby	—	—	997

Total long-term borrowings	696	696	3,191

Total borrowings	$1,143	$4,143	$4,638

Stockholders' equity:
Common stock, $0.01 par value:
500,000,000 shares authorized; 50,983,192 issued and 50,071,926 outstanding on an actual basis, and 62,736,625 issued and 61,825,359 outstanding on a pro forma basis and a pro forma, as adjusted basis	1	1	1
Series A Preferred stock, $0.01 par value:
20,000,000 shares authorized; 0 issued and outstanding on an actual, pro forma and pro forma, as adjusted basis	—	—	—
Series B Preferred stock, $0.01 par value:
150,000,000 shares authorized; 80,341,918 issued and outstanding on an actual basis, 112,817,151 issued and outstanding on a pro forma basis and a pro forma, as adjusted basis	1	1	1
Series C Preferred stock, $0.01 par value:
6,000,000 shares authorized; 2,889,467 issued and outstanding on an actual basis, and 2,889,467 issued and outstanding on a pro forma basis and a pro forma, as adjusted basis	—	—	—
Series D Preferred stock, $0.01 par value:
20,000,000 shares authorized; 0 issued and outstanding on an actual basis, and 11,203,442 issued and outstanding on a pro forma basis and a pro forma, as adjusted basis	—	—	—
Additional paid-in capital	11,003	22,034	22,034
Retained earnings	2,286	2,286	2,286
Accumulated other comprehensive (loss)	(88)	(88)	(88)
Escrow shares, common, at cost (911,266 shares)	(143)	(143)	(143)

Total stockholders' equity	$13,060	$24,091	$24,091

Total capitalization	$14,203	$28,234	$28,729

(1)	Commercial paper outstanding is expected to decline to approximately $1 billion during January 2010 as it matures.

DESCRIPTION OF THE NOTES

Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.” In addition to reading the description of the notes in this prospectus supplement and in the prospectus, you should also read the senior indenture under which the notes are to be issued. If the description of the notes in this prospectus supplement differs from the description of debt securities in the prospectus, the description of the notes in this prospectus supplement supersedes the description of debt securities in the prospectus. When used in this section, the terms “BlackRock,” “we,” “our” and “us” refer solely to BlackRock, Inc. and not to its subsidiaries.

General

The 2012 Notes will initially be limited to $500,000,000 in aggregate principal amount, the 2014 Notes will initially be limited to $1,000,000,000 in aggregate principal amount, and the 2019 Notes will initially be limited to $1,000,000,000 in aggregate principal amount. The notes will be issued in fully registered form only, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The 2012 Notes will mature on December 10, 2012, the 2014 Notes will mature on December 10, 2014 and the 2019 Notes will mature on December 10, 2019.

The 2012 Notes, the 2014 Notes and the 2019 Notes will be issued as three separate series of senior debt securities under the senior indenture referred to in the accompanying prospectus. The senior indenture does not limit the amount of other debt that we may incur. We may, from time to time, without the consent of the holders of the notes of any series, issue other debt securities under the senior indenture in addition to the notes. We may also, from time to time, without the consent of the holders of the notes of a series, issue additional debt securities having the same ranking and the same interest rate, maturity and other terms (except for the issue date, public offering price and, in some cases, the first interest payment date) as the notes of that series. Any additional debt securities, together with the previously issued notes of a series with the same terms, will constitute a single series of debt securities under the senior indenture.

The notes will bear interest from December 10, 2009, at the annual rate of 2.25% in the case of the 2012 Notes, 3.50% in the case of the 2014 Notes and 5.00% in the case of the 2019 Notes. Interest on the notes will be payable semi-annually on June 10 and December 10 of each year, commencing June 10, 2010, to the persons in whose names the notes are registered at the close of business on the immediately preceding May 25 and November 25, respectively, subject to certain exceptions.

The notes will be unsecured and unsubordinated obligations of BlackRock and will rank equal in right of payment to each other and to all our other unsubordinated indebtedness.

The notes do not provide for any sinking fund.

The provisions of the senior indenture described under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus apply to the notes.

Optional Redemption of the Notes

Each series of notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of (i) the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points in the case of the 2012 Notes, 20 basis points in the case of the 2014 Notes and 25 basis points in the case of the 2019 Notes, plus in each case accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes of the series to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Ranking

The notes are our obligations exclusively, and are not obligations of our subsidiaries. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments due to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, would be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. The notes do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, the notes are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Book-Entry System; Delivery and Form

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as DTC, and registered in the name of Cede & Co., DTC’s nominee. We will not issue notes in certificated form. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global securities through either DTC in the United States, or Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System in Europe, referred to as Clearstream and Euroclear, if they are participants of those systems, or, indirectly, through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositories, which in turn will hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC. Beneficial interests in the global securities will be held in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global securities may be transferred, in whole but not in part, only to another nominee of DTC or to a successor to DTC or its nominee.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants, which we refer to as direct participants, deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system also is available to others, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. We refer to those entities as indirect participants.

Purchases of notes under the DTC system must be made by or through direct participants, who receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note, who we refer to as a beneficial owner, is in turn recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through whom the beneficial owner entered into the transaction. Transfers of ownership interests in the notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or another DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the notes of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the notes to be redeemed.

Neither DTC, Cede & Co. nor any other DTC nominee will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date.

Redemption proceeds, distributions and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the exchange agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of such participant and not of DTC or its nominee, us, the trustee or the exchange agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the exchange agent. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as depository with respect to the notes of a series at any time by giving reasonable notice to us or the exchange agent. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the affected notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository with respect to the notes of a series. In that event, certificates representing the notes of the affected series will be printed and delivered. In the event that individual certificates are issued, holders of the notes will be able to receive payments, including principal and interest on the notes, and effect transfer of the notes at the offices of our paying and transfer agent.

Similar to DTC, Euroclear and Clearstream hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream participant, either directly or indirectly.

Distributions with respect to notes held beneficially through Euroclear or Clearstream will be credited to the cash accounts of participants in Euroclear or Clearstream, as the case may be, in accordance with their respective procedures, to the extent received by the common depositary for Euroclear or Clearstream.

The information in this section concerning DTC, Euroclear and Clearstream have been obtained from sources that we believe to be reliable, but neither we nor the trustee take any responsibility for the accuracy of the information.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositories. Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following DTC settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

CERTAIN U.S. FEDERAL INCOME

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a discussion of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes that is a non-U.S. holder (as defined below) that acquires the notes pursuant to this offering at the initial sale price and holds the notes as capital assets for U.S. federal income tax purposes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and current administrative rulings and practice, all as in effect and available as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income tax law, such as brokers, banks, financial institutions, insurance companies, tax-exempt entities or qualified retirement plans, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, certain U.S. expatriates, persons deemed to sell the notes under the constructive sale provisions of the Code and persons that hold the notes as part of a straddle, hedge, conversion transaction or other integrated transaction. Furthermore, this discussion does not address any other U.S. federal tax consequences (e.g., estate or gift tax) or any state, local or foreign tax laws. This discussion is not intended to constitute a complete analysis of all tax consequences of the purchase, ownership and disposition of the notes. Holders are urged to consult their tax advisers regarding the U.S. federal, state, local and foreign income and other tax consequences to them in their particular circumstances.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is not (i) a citizen or individual resident of the United States; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized under the laws of the United States, any state or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if (A) a court within the United States is able to exercise primary control over its administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust, or (B) the trust has made an election under the applicable Treasury Regulations to be treated as a United States person; or (v) a partnership or other entity treated as a partnership for U.S. federal income tax purposes. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) beneficially owns the notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns the notes should consult their tax advisers as to the particular U.S. federal income tax consequences applicable to them.

Interest

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on payments of interest on the notes provided that (i) such interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (or, if certain tax treaties apply, if such interest is not attributable to a permanent establishment or fixed base within the United States by the non-U.S. holder) and (ii) the non-U.S. holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (B) is not a controlled foreign corporation related to us directly or constructively through stock ownership, and (C) satisfies certain certification requirements. Such certification requirements will be met if (x) the non-U.S. holder provides its name and address, and certifies on an Internal Revenue Service (“IRS”) Form W-8BEN (or appropriate substitute form), under penalties of perjury, that it is not a United States person or (y) a securities clearing organization or one of certain other financial institutions holding the note on behalf of the non-U.S. holder certifies on IRS Form W-8IMY, under penalties of perjury, that the certification referred to in clause (x) has been received by it and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the notes is a United States person.

If interest on the notes is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder but such non-U.S. holder cannot satisfy the other requirements outlined in the preceding paragraph, interest on the notes generally will be subject to U.S. federal withholding tax (currently imposed at a 30% rate, or a lower applicable treaty rate).

If interest on the notes is effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States, then the non-U.S. holder generally will be subject to U.S. federal income tax on such interest in the same manner as if such holder were a United States person and, in the case of a non-U.S. holder that is a foreign corporation, may also be subject to the branch profits tax (currently imposed at a rate of 30%, or a lower applicable treaty rate). Any such interest will not also be subject to U.S. federal withholding tax, however, if the non-U.S. holder delivers to us a properly executed IRS Form W-8ECI (or appropriate substitute form) in order to claim an exemption from U.S. federal withholding tax.

Disposition of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain, if any, recognized on the disposition of the notes unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States, or (ii) in the case of a non-U.S. holder that is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied.

In the case of (i) above, any gain or loss recognized by the non-U.S. holder on the disposition of the notes generally will be subject to U.S. federal income tax in the same manner as if the non-U.S. holder were a United States person and, in the case of a non-U.S. holder that is a foreign corporation, may also be subject to the branch profits tax discussed above. In the case of (ii) above, the non-U.S. holder generally will be subject to a 30% tax on any capital gain recognized on the disposition of the notes (after being offset by certain U.S. source capital losses). These holders are urged to consult their tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the notes.

Information Reporting and Backup Withholding

A non-U.S. holder generally will be required to comply with certain certification procedures to establish that such holder is not a United States person in order to avoid backup withholding with respect to payments on, or the proceeds of a disposition of, the notes. In addition, we must report annually to the IRS and to each non-U.S. holder the amount of any interest paid to such non-U.S. holder regardless of whether any tax was actually withheld. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is correctly and timely provided to the IRS.

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and Banc of America Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes of each series set forth opposite the underwriter’s name.

Underwriter	Principal Amount of 2012 Notes	Principal Amount of 2014 Notes	Principal Amount of 2019 Notes
Barclays Capital Inc	$226,125,000	$452,250,000	$452,250,000
Citigroup Global Markets Inc	112,500,000	225,000,000	225,000,000
Credit Suisse Securities (USA) LLC	67,500,000	135,000,000	135,000,000
Banc of America Securities LLC	43,875,000	87,750,000	87,750,000
Daiwa Securities America Inc.	6,250,000	12,500,000	12,500,000
Deutsche Bank Securities Inc.	6,250,000	12,500,000	12,500,000
HSBC Securities (USA) Inc.	6,250,000	12,500,000	12,500,000
J.P. Morgan Securities Inc.	6,250,000	12,500,000	12,500,000
Morgan Stanley & Co. Incorporated	6,250,000	12,500,000	12,500,000
RBS Securities Inc.	6,250,000	12,500,000	12,500,000
UBS Securities LLC	6,250,000	12,500,000	12,500,000
Wells Fargo Securities, LLC	6,250,000	12,500,000	12,500,000

Total	$500,000,000	$1,000,000,000	$1,000,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer the notes of each series directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer the notes to dealers at the public offering prices less a concession not to exceed 0.15% of the principal amount of the 2012 Notes, 0.20% of the principal amount of the 2014 Notes and 0.30% of the principal amount of the 2019 Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.125% of the principal amount of the 2012 Notes, 0.125% of the principal amount of the 2014 Notes and 0.25% of the principal amount of the 2019 Notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering.

Paid by BlackRock
Per 2012 Note	0.250%
Per 2014 Note	0.350%
Per 2019 Note	0.450%

In connection with the offering of the notes, the joint book-running managers on behalf of the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the joint book-running managers, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $2 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest; Other Relationship

Affiliates of some of our underwriters own our capital stock. Specifically, (i) affiliates of Barclays Capital Inc. own approximately 3.0 million shares, or 4.8%, of our voting common stock, approximately 26.9 million shares of our Series B Preferred Stock and approximately 7.6 million shares of our Series D Preferred Stock, or 27.2% of our outstanding preferred equity, representing in the aggregate a 19.8% economic interest in our company, and (ii) affiliates of Banc of America Securities LLC own approximately 2.3 million shares, or 3.7%, of our voting common stock and approximately 62.5 million shares of our Series B Preferred Stock, or 49.2% of our outstanding preferred equity, representing in the aggregate a 34.2% economic interest in our company.

The underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial lending, financial advisory and other services for us. They have received customary fees and expenses for these services. In particular, affiliates of each of the book running managers of this offering: Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Banc of America Securities LLC are dealers under our $3.0 billion commercial paper program. In addition, affiliates of some of our underwriters are lenders under our $2.5 billion revolving credit facility maturing in 2012. Barclays Capital Inc. is the sole lead arranger, bookrunner and syndication agent under our 2010 Credit Facility maturing in November 2010 that is available solely to provide short term financing and support related commercial paper borrowing programs for a portion of the purchase price for our acquisition of Barclays Global Investors from affiliates of Barclays Capital Inc. Affiliates of each of the book running managers are the lenders under our 2010 Credit Facility. Pursuant to its terms, the 2010 Credit Facility will no longer be available to us after this offering.

As a result of 10% or greater ownership of our outstanding preferred equity by affiliates of each of Barclays Capital Inc. and Banc of America Securities LLC, this offering is subject to, and will be conducted in compliance with, NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc. This offering will comply with NASD Rule 2720 as the notes are investment grade rated.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

Offering Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and the accompanying prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Singapore

This prospectus supplement and the related prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the related prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Taiwan

The notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan, the Republic of China through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires a registration or approval of the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorized to offer or sell the notes in Taiwan, the Republic of China.

China

The notes are not being offered or sold and may not be offered or sold, directly or indirectly, within the People's Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by the securities and funds laws of the People's Republic of China.

Korea

Each underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells notes will agree that it will not offer any notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for BlackRock by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements for the year ended December 31, 2008 incorporated in this prospectus supplement and the prospectus to which it relates by reference from BlackRock, Inc.’s Current Report on Form 8-K, filed on September 17, 2009, and the effectiveness of BlackRock, Inc.’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein (which report (1) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to adoption by BlackRock, Inc. on January 1, 2009 of Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS No. 160”), FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”) and FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”) and retrospective adjustment of all periods presented in the consolidated financial statements for the changes required by these statements, and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of Barclays Global Investors included in Exhibit 99.1 of BlackRock’s Current Report on Form 8-K/A dated December 4, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, on the authority of said firm as experts in auditing and accounting.

$2,500,000,000

$500,000,000 2.25% Notes due 2012

$1,000,000,000 3.50% Notes due 2014

$1,000,000,000 5.00% Notes due 2019

PROSPECTUS SUPPLEMENT

December 7, 2009

Joint Book-Running Managers

Barclays Capital

Citi

Credit Suisse

BofA Merrill Lynch

Co-Managers

Daiwa Securities America Inc.

Deutsche Bank Securities

HSBC

J.P. Morgan

Morgan Stanley

RBS

UBS Investment Bank

Wells Fargo Securities